Exhibit 21.1

List of subsidiaries, VIE and subsidiaries of the VIE of the Registrant

Subsidiaries	Place of Incorporation

Sunlands Online Education HK Limited	Hong Kong

Tianjing Studyvip Education Co., Limited	PRC

Wuhan Studyvip Online Education Co., Limited	PRC

VIE	Place of Incorporation

Beijing Shangde Online Education Technology Co., Ltd.	PRC

VIE’s subsidiaries	Place of Incorporation

Beijing Shangzhi Jiaye Education Technology Co., Ltd.	PRC

Beijing Shangren Chongye Education Technology Co., Ltd.	PRC

Guangdong Shangde Online Education Technology Co., Ltd.	PRC

Guangzhou Shangzhi Side Education Technology Co., Ltd.	PRC

Guangzhou Youhe Self-study Training School	PRC

Beijing Shangren Chongde Education Technology Co., Ltd.	PRC

Shanghai Shangchi Education Technology Co., Ltd.	PRC

Beijing Shangren Side Education Technology Co., Ltd.	PRC

Shanghai Shangchi Institute	PRC